AIS

August 6, 2009

09046725

RECEIVED
2009 AUG 11 A 6:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 069/2009**

  Subject: Notification of the book closing date for interest payment (last period), redemption and suspending of AIS099A and the book closing date for interest payment of AIS119A and AIS139A

  Date: August 6, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Y. Sriprataks.

Mr. Vikrom Sripataks
Director
Advanced Info Service Plc.

Enclosure

JW 8/11

Summary Translation Letter
To the Stock Exchange of Thailand
August 6, 2009

AIS-CP 069/2009

August 6, 2009

Subject: Notification of the book closing date for interest payment (last period), redemption and suspending of AIS099A and the book closing date for interest payment of AIS119A and AIS139A

To: The President
The Stock Exchange of Thailand

Refer: 1. The Letter No. SSO.SS&IB0.09/3972 of Thai Military Bank Plc., dated August 6, 2009
2. The Letter No. SSO.SS&IBO.09/3965 of Thai Military Bank Plc., dated August 6, 2009
3. The Letter No. SSO.SS&IBO.09/3966 of Thai Military Bank Plc., dated August 6, 2009

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment, redemption and suspended trading of AIS099A, the details are shown in the referenced letter no. 1 and the Company will close the registered book for interest payment of AIS119A and AIS139A, the details are shown in the referenced letter no. 2 and 3.

Summary Translation Letter
To the Stock Exchange of Thailand
August 6, 2009

Reference 1

SSO.SS&IBO.09/3972

August 6, 2009

President
The Stock Exchange of Thailand

RE : Closure of the register book for redemption of debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006 SERIES 1 DUE 2009 (AIS099A) and put up SP

Dear Sir,

We, TMB BANK Public Company Limited. As a registrar & paying agent of debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006 SERIES 1 DUE 2009, would like to inform the closing of the registration for interest and principle payment of AIS099A on August 24, 2009 of redemption date on September 7, 2009 with interest rate 5.80 % from the period of March 7, 2009 to September 6, 2009 for 184 days and principle repayment THB.1,000.00 per unit.

Additionally, we ask Stock Exchange of Thailand (SET) to suspend trade of the debentures stated above (by put up "SP" sign) between August 20, 2009 to September 4, 2009 and delisted from SET since September 7, 2009 onwards.

The further details of the redemption are as follows;

- In case that bondholders would like to redeem by themselves, they should contact Registrar at TMB Bank Plc. Silom Soi 7 Branch Computer Building 2nd Floor, Silom Road, Bangrak, Bangkok 10500 and will get principal and interest by cheque from September 3, 2009 onwards

- In case that the redemption process was done by registered mail, bondholders should send their debenture certificates by registered mail to Registrar at TMB Bank Plc. Silom Soi 7 Branch Computer Building 2nd Floor, Silom Road, Bangrak, Bangkok 10500 within August 24, 2009. Upon Receipt the registrar will deliver cheque of principal and interest via registered mail within September 1, 2009 at their address which are in the registered book on August 24, 2009

Summary Translation Letter
To the Stock Exchange of Thailand
August 6, 2009

Reference 2

SSO.SS&IBO.09/3965

August 6, 2009

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS119A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 2 DUE 2011 would like to announce that the registered book of AIS119A will be closed on August 24, 2009 for the right to receive the interest for the period # 6. AIS119A will be paid the interest on September 7, 2009 with interest rate 5.90 % from the period of March 7, 2009 to September 6, 2009 for 184 days.

Reference 3

SSO.SS&IBO.09/3966

August 6, 2009

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS139A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 3 DUE 2013 would like to announce that the registered book of AIS139A will be closed on August 24, 2009 for the right to receive the interest for the period # 6. AIS139A will be paid the interest on September 7, 2009 with interest rate 6.00 % from the period of March 7, 2009 to September 6, 2009 for 184 days.